Exhibit 99-B.4.8
ING Life Insurance and Annuity Company

ENDORSEMENT

The Contract, and the Certificate, if any, is hereby endorsed as follows:

All references to Fixed Plus Account are amended to read Fixed Plus Account II.

All references to the Fixed Account (including Section 5. Fixed Account) are deleted from the Contract.

All references to the Administrative Charge are deleted from the Contract.

All references to Mortality and Expense Risk Charge are deleted and replaced by the term "Daily Asset Charge".

The following is added to the Definitions section:

Daily Asset Charge

A Daily Asset Charge expressed as an annual rate of Account Value that will be deducted daily from amounts invested in the Separate Account to reimburse the Company for mortality, expense and administrative risks, and for profit.

Subaccount Administrative Adjustment Charge

This charge applies to a select group of investment options. It is assessed on assets invested in these Investment Options only and varies by Investment Option. The Investment Options subject to this charge are identified in Contract Schedule I. All Investment Options listed in Contract Schedule I may not be available under the Contract. The charge is expressed as an annual rate that will be deducted daily from amounts invested in these Investment Options to reimburse the Company for differences in the amount of marketing, distribution and administrative expenses.

Section 1.18 (Charges Subject to Change) is deleted and replaced with the following:

The maintenance fee (see Section 1.16) and charges to the Separate Account during the Accumulation Phase (see Section 3.07) may vary on an annual basis (increase, decrease, or be eliminated) based on the total assets held in all Individual Accounts under the Contract, the average participant balance, and if there are changes to compensation. In determining total assets, we may aggregate Individual Accounts established under different ILIAC Contracts. The aggregate amount is equal to the sum of assets in all Individual Accounts under this Contract, plus the value of Individual Accounts under other ILIAC Contracts of the same class issued to the Contract Holder. We will determine initial charges based on our estimate of the amount that will be allocated to the Contract during the first contract year, the average participant balance expected during the first contract year, and compensation option selected.

Section 3.06 (Net Investment Factor) is deleted and replaced with the following:

The net investment factor is used to compute the accumulation unit value for any Fund.

For each Valuation Date, for each Fund, the net investment factor is equal to 1.0000000, plus the net return rate.

The net return rate equals:

[a - b - c]
------------- - e - f
d
Where:
a is	the value of the shares of the Fund held by the Separate Account on the current Valuation Date;
b is	the value of the shares of the Fund held by the Separate Account on the prior Valuation Date;
c is	taxes or provisions for taxes, if any, on the Separate Account (with any federal income tax liability offset by foreign tax credits to the extent allowed);

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d is	the total value of the accumulation units and Annuity units of the Separate Account on the prior Valuation Date;
e is	Separate Account daily charges for daily asset charges and subaccount administrative adjustment charges as shown on Contract Schedule I under Daily Charges to the Separate Account.
f is

If applicable, a charge for the GET Fund guarantee, which is deducted daily during the guarantee period. The charge, which is determined before the beginning of each offering period (see Section 4.02), is shown on Contract Schedule I under Daily Charges to the Separate Account.

The net return rate may be greater or less than zero percent.
Section 3.07 (Charges to the Separate Account) is amended as follows:

During the Accumulation Phase, we may deduct a Daily Asset Charge and Subaccount Adjustment Administrative Charge from the Individual Account value invested in the Separate Account. The charges to the Separate Account are shown on Contract Schedule I under Daily Charges to the Separate Account and are deducted daily.

Section 8.04 (Withdrawal Charge) is amended as follows:

During the Accumulation Phase, we may deduct a withdrawal charge from the Individual Account value withdrawn, or in the event a withdrawal by the Contract Holder, from the entire amount withdrawn. The charge, if any, is a percentage amount withdrawn from the Funds and/or Fixed Interest Options (except, if applicable, the Fixed Plus Account II option). The withdrawal charge will never be more than the maximum permitted by National Association of Securities Dealers, Inc. (NASD) rules.

The withdrawal charge, if any, is shown on Contract Schedule I under the Withdrawal Charge or in the TAB endorsement, if applicable.

Section 11.14 (Charges to the Separate Account) is amended as follows:

During the Annuity Phase, we may deduct a daily asset charge from the Individual Account Value invested in the Separate Account.

The maximum charges to the Separate Account are shown on Contract Schedule II under Daily Charges to the Separate Account. If applicable, the charges are deducted daily.

Rollovers

In order to reflect amendments to the Internal Revenue Code made pursuant to the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"), the Contract and, if applicable, the Certificate are further amended as follows:

A.	Where the Contract and Certificate, if applicable, are issued in connection with a Section 403(b) tax deferred annuity arrangement, then:
1.	Rollovers Accepted.
(a)

Where the Code Section 403(b) arrangement is governed by a separate Plan document, then to the extent allowed by the Plan, this Contract shall accept contributions that are considered rollover eligible amounts in accordance with Code Section 402(c)(4) from an eligible retirement plan described in Code Section 402(c)(8)(B).

(b)

Where the Code Section 403(b) arrangement is not governed by a separate Plan document, this Contract shall accept contributions that are considered rollover eligible amounts in accordance with Code Section 402(c)(4) from an eligible retirement plan described in Code Section 402(c)(8)(B).

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B.	Where the Contract and Certificate, if applicable, are issued in connection with a Code Section 401(a) Plan then:
1.

Rollovers Accepted to the Extent Allowed by the Plan. To the extent allowed by the Plan, this Contract shall accept contributions that are considered rollover eligible amounts in accordance with Code Section 402(c)(4) from eligible retirement plans described in Code Section 402(c)(8)(B). A separate accounting of rollover contributions shall be maintained including separate accounts for the portion of such contributions otherwise includible in gross income and the portion of such contributions not otherwise includible in gross income (i.e., the before-tax and after-tax portion of such contributions.)

C.	Where the Contract and Certificate, if applicable, are issued in connection with a Code Section 457 Plan that satisfies the requirements of Code Section 457(e)(1)(A) (i.e. a governmental 457 plan):
1.

Rollovers Accepted to the Extent Allowed by the Plan. To the extent allowed by the Plan, this Contract shall accept contributions that are considered rollover eligible amounts in accordance with Code Section 402(c)(4) from an eligible retirement plan described in Code Section 402(c)(8)(B). A separate accounting of rollover contributions shall be maintained including a separate account for the portion of such contributions that is subject to Code Section 72(t).

Endorsed and made part of the Contract, and the Certificate, if any, on the Effective Date of the Contract and Certificate. In the event of any subsequent recodification of the Code Section references contained herein, this Endorsement shall be construed to refer to the original Code Sections, as recodified.

/s/ Keith Gubbay
President ING Life Insurance and Annuity Company

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